March 24, 2026

WEN Huaxin
Chief Financial Officer
Waton Financial Limited
Suite 3605-06, 36th Floor
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong

       Re: Waton Financial Limited
           Form 20-F for Fiscal Year Ended March 31, 2025
           File No. 001-42573
Dear WEN Huaxin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2025
Item 4. Information on the Company
B. Business Overview, page 44

1. We note your disclosure of the non-GAAP financial measures 'Adjusted Net Income' and
       'Adjusted Net Loss' in your business overview on page 45 when discussing results of operations in the periods presented. Please represent to us that, in future filings, you will provide all the non-GAAP disclosures required by Item 10(e)(1)(i) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(n) Investment, cost, page F-11

2. We note that you assess impairment of your equity investment without a readily determinable fair value using an other-than-temporary model. We also note that ASU
       2016-01 removed this model for these equity security investments to apply a one-step approach as explained further in paragraphs BC85 to BC89 of that ASU. As a result,
 March 24, 2026
Page 2

       please address the following:
           Tell us whether your $618,630 impairment recorded in fiscal 2025 would have been larger or whether you would have recorded any impairment in fiscal 2024 if, instead of apply an other-than-temporary model, you employed a direct assessment of fair value to carrying value if indicators of impairment existed. If so, demonstrate to us whether or not these differences are material.
           Represent to us that, in future filings, you will remove reference to the use of an other-than-temporary model to assess impairment and revise your policy disclosure to be consistent with the guidance in ASC 321-10-35-3 and 35-4.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets